UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 9, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Executive Summary

Energea Portfolio 2 LLC, referred to as Community Solar in Brazil on the platform, owns multiple wholly owned subsidiaries ("SPEs"). Two of those SPEs, Energea Pedra do Indaiá Ltda ("Pedra do Indaia") and Energea Iguatama Aleguel de Equipamentos e Manutençao Ltda ("Iguatama"), filed a lawsuit against Alexandria Industria de Geradores S.A. ("Contractor") for breeching terms and conditions of the Engineering Procurement and Construction Contracts ("EPC Agreements").

The Contractor defaulted on both EPC Agreements which resulted in liquidated damages being owed to the SPEs of Pedra do Indaia and Iguatama. In attempt to rectify the default, a Confession of Debt was signed by the Contractor covering both projects. The document obliged the Contractor personally and corporately to guarantee the amount owed to the SPEs. Subsequently, the Contractor failed to make payments under the Confession of Debt.

The EPC Agreements were terminated and Energea Brasil Operações Ltda (a subsidiary of Energea Global LLC), who manages the SPEs, took immediate legal action, requesting an injunction from the Courts of Rio de Janeiro to guarantee the payment of the amount due, including to freeze the Contractors corporate bank accounts to compel them to make their payment.

The Judge granted the injunction and ordered the Contractor to make the payment of all liquidated damages, interest on the delayed payments, and all legal fees as outlined in the Confession of Debt, within 3 days.

Key Information

Event	Date
EPC Agreement Signed for Igautama	September 9, 2020
EPC Agreement Signed for Pedra do Indaiá	August 26, 2021
Confession of Debt Signed	August 26, 2022
Default of Confession of Debt	December 25, 2022
EPC Termination Signed (Both projects)	January 9, 2023
Lawsuit Filing	February 1, 2023
Judge's Decision	February 6, 2023

Attachments

1.     Lawsuit Filing (in Portuguese with unofficial translation to English)
2.     Judge's Decision (in Portuguese with unofficial translation to English)

* Please note that the attachments are in Portuguese due to the legal language of the contract.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date February 9, 2023